UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 08, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	8 September 2017

Release Number	28/17

Early Tender Results in BHP’s US Tender Offers

BHP announced today the early results of the Tender Offers as part of its global multi-currency bond repurchase plan.

BHP Billiton Finance (USA) Limited (the Company), a wholly-owned subsidiary of BHP Billiton Limited, announced the early results of its previously announced tender offers for its US$529,978,000 3.250% Senior Notes due 2021 (the 2021 Notes), its US$859,938,000 2.875% Senior Notes due 2022 (the 2022 Notes) and its US$1,500,000,000 3.850% Senior Notes due 2023 (the 2023 Notes, and together with the 2021 Notes and the 2022 Notes, the Notes) (the Tender Offers).

As announced on 31 August 2017, the Company will spend up to US$1,000,000,000 aggregate purchase price (excluding accrued and unpaid interest) in the Tender Offers (the Offer Cap).

The Tender Offers have been made pursuant to the terms and conditions set forth in the offer to purchase, dated 21 August 2017 (the Offer to Purchase). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

According to information provided by Global Bondholder Services Corporation, the tender and information agent for the Tender Offers, US$1,253,824,000 aggregate principal amount of the Notes were validly tendered prior to or at the Early Tender Date and not validly withdrawn. This amount includes US$72,183,000 aggregate principal amount of the 2021 Notes, US$416,054,000 aggregate principal amount of the 2022 Notes and US$765,587,000 aggregate principal amount of the 2023 Notes. The Withdrawal Deadline for the Tender Offers was 5:00 p.m., New York City time, on 7 September 2017.

The pricing of the Total Consideration for each series of Notes is expected to occur at 11:00 a.m., New York City time, on 8 September 2017. The Company will announce how many Notes of each series were accepted for purchase, according to the Acceptance Priority Levels, immediately following pricing.

The settlement date for the Notes validly tendered prior to or at the Early Tender Date and accepted for purchase is expected to be 12 September 2017 (the Early Settlement Date). Holders will also receive accrued and unpaid interest on the Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Early Settlement Date.

The Tender Offers are subject to the satisfaction of certain conditions, as set forth in the Offer to Purchase.

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Company, the Guarantors, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the Notes trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion is only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Offer to Purchase or any of its contents.

The Global Coordinators and Lead Dealer Managers for the Tender Offers are:

Deutsche Bank Securities	UBS Investment Bank
60 Wall Street, 2nd Floor	5 Broadgate
New York, New York 10005	London EC2M 2QS
USA	United Kingdom
Attn: Liability Management Group	Attn: Liability Management Group
Collect: +1 (212) 250-2955	Collect: +1 (203) 719-4210
U.S. Toll-Free:+1 (866) 627-0391	U.S. Toll-Free: +1 (888) 719-4210
In Europe: +44 20 7568 2133
Email: ol-liabilitymanagement-
eu@ubs.com

The Lead Dealer Managers for the Tender Offers are:

J.P. Morgan	MUFG
383 Madison Avenue	1221 Avenue of the Americas, 6th Floor
New York, New York 10179	New York, New York 10020
USA	USA
Attn: Liability Management Group	Attn: Liability Management
Collect: +1 (212) 834-8553	U.S.: +1 (212) 405-7481
U.S. Toll-Free: +1 (866) 834-4666	U.S. Toll-Free: +1 (877) 744-4532
Email: JPM_LM@jpmorgan.com	Int’l: +44 20 7577 4048/4218
Email: DCM-LM@int.sc.mufg.jp

The Co-Dealer Managers for the Tender Offers are:

BBVA	Mizuho Securities	SMBC Nikko
1345 Avenue of the	320 Park Avenue	277 Park Avenue
Americas, 44th Floor	New York, New York 10022	New York, New York 10172
New York, New York 10105	USA	USA
USA

The Tender and Information Agent for the Tender Offers is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: (212) 430-3774

All Others Please Call Toll-Free: (866) 470-3800

Fax: (212) 430-3775 or (212) 430-3779

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com

Australia and Asia	Australia and Asia

Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354

United Kingdom and South Africa	United Kingdom and South Africa

Neil Burrows	Rob Clifford
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
North America	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Bronwyn Wilkinson
Mobile: +1 604 340 8753	Americas

Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 08, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary